Banyan Acquisition Corporation

400 Skokie Blvd

Suite 820

Northbrook, Illinois 60062

August 25, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Banyan Acquisition Corporation Registration Statement on Form S-1 Filed on August 6, 2021 File No. 333-258599

Ladies and Gentlemen:

This letter is being furnished on behalf of Banyan Acquisition Corporation (the “Company”) in response to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated August 11, 2021, regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comment has been included in this letter for your convenience and we have numbered the paragraph below to correspond to the number in the Staff’s letter. For your convenience, we have also set forth our response to the numbered comment immediately below the numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comment and the Company is concurrently publicly filing the Registration Statement with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement, as so filed. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form S-1 filed August 6, 2021

Statements of Cash Flows, page F-6

1.	Staff’s Comment: Please revise your presentation to also include a column of information for the audited period from March 10, 2021 (Inception) through March 16, 2021.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to include a column with the Statement of Cash Flows information for the audited period from March 10, 2021 (Inception) through March 16, 2021 on page F-6.

We appreciate the Staff’s time and attention and we hope that the foregoing has been responsive to the Staff’s comment.  If you have any further questions or need any additional information, please feel free to contact Mark D. Wood of Katten Muchin Rosenman LLP at (312) 902-5493 at your convenience.

Sincerely,

/s/ Keith Jaffee
Keith Jaffee
Chief Executive Officer

cc:

Mark D. Wood

Brian Hecht

Evan S. Borenstein

Katten Muchin Rosenman LLP

Stuart Neuhauser

Ellenoff Grossman & Schole LLP